FOR IMMEDIATE RELEASE
For information contact MacKenzie Partners, Inc.:
Lawrence E. Dennedy or Robert C. Marese - (800) 322-2885

        JANA PARTNERS LLC FILES IN FEDERAL COURT TO FORCE INTERCEPT, INC.
                          TO HONOR SHAREHOLDERS RIGHTS

New York, New York -- April 26, 2004 - JANA Partners LLC ("JANA") announced today that it has filed a counterclaim for injunctive and declaratory relief in Georgia federal court to force InterCept, Inc. (NASDAQ - ICPT) ("InterCept") to comply with its longstanding bylaw provision requiring the election of four directors to InterCept's board of directors at InterCept's 2004 Annual Meeting of Shareholders. When JANA nominated four directors for election to InterCept's six person board on April 5, 2004, InterCept's own bylaws provided that anyone placed on the board to fill a vacancy created by the resignation of a director would serve only until the next meeting of shareholders, which would result in four directors being up for election this year. However, after receiving notice of JANA's nomination, InterCept's board, without shareholder approval, amended the bylaw, seeking to strip shareholders of this right. In its court filing, JANA also seeks alternative relief to bring other proposals to a vote at the Annual Meeting.

JANA is also seeking the court to force InterCept to turn over all of the information to JANA that it is entitled to under Georgia law in order to effectively communicate with its fellow shareholders in connection with the annual meeting. While JANA made its information requests on April 5th and again on April 8th, InterCept to date has not turned over all of the information JANA has requested.

In a letter sent to John W. Collins, Chairman and Chief Executive Officer of InterCept, today by JANA Partners Managing Member Barry S. Rosenstein, Mr. Rosenstein said:

          " We find the recent actions taken by you and management to deny the shareholders of InterCept their full voting and information rights to be repugnant to the standards of good corporate governance to which all public companies are bound. Because you and management seem not to be aware, we would like to remind you that laws giving shareholders the right to vote, providing shareholders with access to information about the company and preventing management from entrenching themselves at the expense of shareholders are in place because public companies like InterCept are to be run for the benefit of their shareholders, not for the benefit of you, the board of directors or management."

Mr. Rosenstein went on to say in his letter that:

          "Your and management's response in almost every case has been solely dedicated to denying or delaying these basic shareholder rights and therefore today we have filed in Georgia federal court to force you and management to honor InterCept's obligations to its shareholders."

The complete text of Mr. Rosenstein's letter sent today to Mr. Collins is attached to this press release.

BACKGROUND

In October, 2003, InterCept announced that its Chairman and Chief Executive Officer, John W. Collins, intended to make an offer to take InterCept private, and that the InterCept board of directors had formed a special independent committee to evaluate the possible sale of the Company. On December 12, 2003, InterCept announced that Mr. Collins would not be making an offer but that "several third parties initiated contact with the special committee and expressed interest in InterCept, and the special committee will be evaluating those indications of interest." Less than two months later, InterCept's board of directors terminated the sale process and dissolved the special committee. Following the decision not to continue with the sale process, on February 13, 2004, two of the three independent directors on the special committee, Boone A. Knox (the then Vice Chairman) and Jon R. Burke, resigned as a result of the decision.

If elected, the directors nominated by JANA would constitute a majority of InterCept's six-person board and intend to immediately engage a nationally recognized investment banking firm to conduct a full and fair review of the best value-maximizing options for shareholders, including sale of the company.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

JANA Partners LLC manages securities portfolios with assets of approximately $1.4 billion and currently owns 1,619,937 shares (approximately 8%) of the common stock of InterCept.

The following individuals have consented to being nominated by JANA Partners LLC for election as directors of InterCept at InterCept's 2004 Annual Meeting of
Shareholders:

     o Barry S. Rosenstein, 45, has been a Managing Member of JANA Partners LLC since 2001. From 1993 to 2001, Mr. Rosenstein was a Principal of Sagaponack Partners, L.P., a private equity fund.
     o Gary Claar, 37, has been a Managing Member of JANA Partners LLC since 2001. From 1999 to 2001, Mr. Claar was a Principal of Marathon Advisors LLC, an investment fund.
     o Kevin J. Lynch, 35, has been a Principal of JANA Partners LLC since 2001. From 1999 to 2001, Mr. Lynch was an Investment Analyst at Sagaponack Partners, L.P.
     o Marc Weisman, 51, has been a Principal of Sagaponack Partners, L.P. for more than the past five years.

The principal business address of Mr. Claar is 200 Park Avenue, New York, New York 10166. The principal business address of Mr. Rosenstein and Mr. Lynch is 201 Post Street, Suite 1000, San Francisco, California 94108. The principal business address of Mr. Weisman is 645 Fifth Avenue, New York, New York 10022.

Each of these nominees has agreed, if elected, to serve as a director of InterCept. JANA Partners does not expect that any of its nominees will be unable to stand for election or serve as a director, but if any vacancy in JANA Partners' slate occurs for any reason (including if InterCept makes or announces any changes to its bylaws or takes or announces any other action that has, or if completed would have, the effect of disqualifying any or all of JANA Partners' nominees), JANA Partners will vote for the substitute candidate(s) nominated by JANA Partners in compliance with the rules of the SEC and any other applicable law and, if applicable, InterCept's bylaws.

JANA Partners LLC intends to file a proxy statement and other relevant documents with the SEC in support of the election of Messrs. Rosenstein, Claar, Lynch and Weisman to the InterCept board. INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. JANA Partners LLC and Messrs. Rosenstein, Claar, Lynch and Weisman may be deemed to be participants in the solicitation of proxies from the shareholders of InterCept in connection with the annual meeting. Information about these participants will be set forth in the proxy statement filed by JANA Partners LLC with the SEC. Investors may obtain additional information by reading the proxy statement when it becomes available.